EXHIBIT 11
COMPUTATION OF EARNINGS (LOSS) PER SHARE
(Unaudited)

	Three Months Ended June 30,
$ in thousands except per share data	2018	2017
Net loss	$(1,030)	$(641)

Weighted average common shares outstanding - basic	3,697,958	3,696,420
Weighted average common shares outstanding - diluted	3,697,958	3,696,420

Basic loss per common share	$(0.28)	$(0.17)
Diluted loss per common share	$(0.28)	$(0.17)